SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNTERRA CORPORATION

(Name of Subject Company (Issuer))

DIAMOND RESORTS, LLC

DR RESORT HOLDINGS, LLC

DRS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $.01 per share

(Title of Class of Securities)

86787D208

(CUSIP Number of Class of Securities)

Richard Cloobeck

Diamond Resorts, LLC

3745 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 261-1000

Copy to:

Jeffrey C. Soza

Christensen, Glaser, Fink,

Jacobs, Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)

$322,235,728	$9,893

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $16.00 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration Number:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) DRS Acquisition Corporation, a Maryland corporation (the “Offeror”) and a wholly-owned subsidiary of DR Resort Holdings, LLC, a Nevada limited liability company (the “Parent”), and an affiliate of Diamond Resorts, LLC, a Nevada limited liability company (the “Affiliate”), (ii) the Parent, and (iii) the Affiliate. This Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sunterra Corporation, a Maryland corporation (the “Company”), at a purchase price of $16.00 per Share (or any higher price per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.    Summary Term Sheet.

The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The name of the subject company and the issuer of the securities to which this Schedule TO relates is Sunterra Corporation, a Maryland corporation. The Company’s principal executive offices are located at 3865 West Cheyenne Avenue, North Las Vegas, Nevada 89032. The Company’s telephone number is (702) 804-8600.

(b)    This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. According to the Company, there were 20,139,733 Shares issued and outstanding as of March 14, 2007 (of which 336,300 Shares representing approximately 1.7% of all Shares were beneficially owned by the Affiliate, the Parent, and the Offeror).

(c)    The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

This Schedule TO is filed by the Offeror, the Parent and the Affiliate. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Offeror, the Parent and the Affiliate” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)-(c)    The information set forth in Sections 1, 2, 3, 4, 5, 7, 12, and 13 of the Offer to Purchase entitled “Terms of the Offer; Conditions to the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedure for Tendering Shares,” “Withdrawal Rights,” “Material Federal Income Tax Consequences,” “Effect of Offer and the Merger on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Sections 9, 11, and 13 of the Offer to Purchase entitled “Certain Information Concerning the Offeror, the Parent and the Affiliate,” “Background of Offer; Past Contacts or Negotiations with the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

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Item 6.    Purposes of the Transaction and Plans or Proposals.

The information set forth in Sections 7, 12 and 13 of the Offer to Purchase entitled “Effect of Offer and the Merger on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning the Offeror, the Parent and the Affiliate” is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the “Introduction” and Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company” is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a)(1)    The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning the Offeror, the Parent and the Affiliate,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3)    The information set forth in Sections 12, 13 and 15 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “The Transaction Documents” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4)    Not applicable

(a)(5)    None.

(b)    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a	)(1)	Offer to Purchase, dated March 16, 2007.*

(a	)(2)	Form of Letter of Transmittal.*

(a	)(3)	Form of Notice of Guaranteed Delivery.*

(a	)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a	)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

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(a	)(7)	Form of Summary Advertisement to be published on March 19, 2007 in The Wall Street Journal.

(a	)(8)	Text of the press release issued by the Affiliate, dated March 12, 2007 (incorporated herein by reference to the Filing Persons’ Schedule TO filed with the SEC on March 12, 2007).

(a	)(9)	Text of the press release issued by the Company, dated March 12, 2007 (incorporated herein by reference to the Company’s Form 8-K filed with the SEC on March 12, 2007).

(a	)(10)	Text of the Frequently Asked Questions about the Acquisition published on March 12, 2007 by the Affiliate (incorporated herein by reference to the Filing Persons’ Schedule TO filed with the SEC on March 12, 2007).

(a	)(11)	Text of the press release issued by the Affiliate, dated March 16, 2007.

(b	)	Commitment Letter, dated as of March 9, 2007, by and between the Affiliate, Credit Suisse and Credit Suisse Securities (USA) LLC.

(d	)(1)	Agreement and Plan of Merger, dated as of March 9, 2007, by and among the Affiliate, the Offeror and the Company.

(d	)(2)	Exclusivity Letter Agreement, dated October 11, 2006, by and among the Company, the Affiliate, and Colony Capital Acquisition LLC.

(d	)(3)	Exclusivity Letter Agreement, dated December 13, 2006, by and between the Company and the Affiliate.

(d	)(4)	Amendment 1, dated January 30, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between the Company and the Affiliate.

(d	)(5)	Amendment 2, dated February 15, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between the Company and the Affiliate.

(d	)(6)	Amendment 3, dated February 22, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between the Company and the Affiliate.

(d	)(7)	Amendment 4, dated March 1, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between the Company and the Affiliate.

(g	)	None.

(h	)	None.

*	Included in mailing to stockholders.

Item 13.    Information Required by Schedule 13 E-3.

Not applicable.

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After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DRS ACQUISITION CORP. DR RESORT HOLDINGS, LLC

By:	/s/ Richard Cloobeck
Name: Richard Cloobeck Title: Vice President

Dated: March 16, 2007

DIAMOND RESORTS, LLC

By:	/s/ Richard Cloobeck
Name: Richard Cloobeck Title: Executive Vice President

Dated: March 16, 2007

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated March 16, 2007.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Form of Summary Advertisement as published on March 16, 2007 in The Wall Street Journal.

(a)(8)	Text of the press release issued by the Affiliate, dated March 12, 2007 (incorporated herein by reference to the Filing Persons’ Schedule TO filed with the SEC on March 12, 2007).

(a)(9)	Text of the press release issued by the Company, dated March 12, 2007 (incorporated herein by reference to the Company’s Form 8-K filed with the SEC on March 12, 2007).

(a)(10)	Text of Frequently Asked Questions about the Acquisition published on March 12, 2007 by the Affiliate (incorporated herein by reference to the Filing Persons’ Schedule TO filed with the SEC on March 12, 2007).

(a)(11)	Text of the press release issued by the Affiliate, dated March 16, 2007.

(b)	Commitment Letter, dated as of March 9, 2007, by and between the Affiliate, Credit Suisse and Credit Suisse Securities (USA) LLC.

(d)(1)	Agreement and Plan of Merger, dated as of March 9, 2007, by and among the Affiliate, the Offeror and the Company.

(d)(2)	Exclusivity Letter Agreement, dated October 11, 2006, by and among the Company, the Affiliate, and Colony Capital Acquisition LLC.

(d)(3)	Exclusivity Letter Agreement, dated December 13, 2006, by and between the Company and the Affiliate.

(d)(4)	Amendment 1, dated January 30, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between the Company and the Affiliate.

(d)(5)	Amendment 2, dated February 15, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between the Company and the Affiliate.

(d)(6)	Amendment 3, dated February 22, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between the Company and the Affiliate.

(d)(7)	Amendment 4, dated March 1, 2007, to the Exclusivity Letter Agreement, dated December 13, 2006, by and between the Company and the Affiliate.

(g)	None.

(h)	None.

*	Included in mailing to stockholders.

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